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                                                                EXHIBIT (a)(15)

Monday June 28, 9:03 am Eastern Time

Company Press Release

SOURCE: Georgia-Pacific Corp.

Georgia-Pacific Completes Tender Offer for Unisource Worldwide

Georgia-Pacific Corp. today announced that it has completed its tender offer for all outstanding shares of common stock of Unisource Worldwide Inc. (NYSE:
UWW-news) for $12 per share in cash.

As scheduled, the tender offer expired at midnight Eastern time Friday, June
25. Based on a preliminary count, a total of 63.7 million common shares of Unisource were tendered, representing approximately 91 percent of all outstanding shares of Unisource. All shares tendered were accepted for payment.

Georgia-Pacific expects to complete its previously announced merger agreement with Unisource on July 6. At that time, all shares of Unisource not purchased in the tender offer will be converted into the right to receive $12 per share in cash, subject to dissenter's rights under Delaware law.

After the merger, Unisource will conduct business under its existing name as a separate distribution subsidiary of Georgia-Pacific Group (NYSE: GP-news), the pulp, paper and building products business of Georgia-Pacific Corp.

Georgia-Pacific (www.gp.com) is the leading manufacturer and distributor of building products in the United States and one of the world's leading manufacturers and distributors of pulp, paper and related chemicals for the forest products industry. It consists of two distinct operating groups:
Georgia-Pacific Group, which includes the pulp, paper and building products business, and The Timber Company (NYSE: TGP-news), which manages 5 million acres of timberland in North America.

SOURCE: Georgia-Pacific Corp.